Mail Stop 3561

March 6, 2009

Edward J. Shoen
President and Chairman of the Board
AMERCO
1325 Airmotive Way, Suite 100
Reno, NV 89502-3239

Re: **AMERCO**
Form 10-K for the Fiscal Year ended March 31, 2008
Filed June 4, 2008
Schedule 14A filed July 15, 2008
File No. 001-11255

Dear Mr. Shoen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Daniel H. Morris
Attorney-Advisor